UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LED LIGHTING COMPANY

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

523272 102

(CUSIP Number)

Andrew M. Molasky

100 North City Parkway, Suite 1700

Las Vegas, Nevada 89106

Copy to:

Alan C. Sklar, Esq.

Sklar Williams PLLC

410 South Rampart Boulevard, Suite 350

Las Vegas, Nevada 89145

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 1, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box       .

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 523272 102			Page 2 of 4
1.	NAMES OF REPORTING PERSON Andrew M. Molasky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER	2,510,590 shares(1)
		SHARED VOTING POWER	0 shares
		SOLE DISPOSITIVE POWER	2,510,590 shares(1)
		SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,510,590 shares(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT INROW (11) EXCLUDES CERTAIN SHARES* □
13.	26.09%(2)
14.	IN

(1)

Amount represents 1,255,295 shares of Common Stock of the Issuer owned by the Reporting Person pursuant to the Agreement for Consulting Services dated July 1, 2014 (the “Agreement”) between the Issuer and Reporting Person and the right to acquire another 1,255,295 shares of the Issuer’s Common Stock at a price of $1.00 per share pursuant to a Common Stock Purchase Warrant dated July 1, 2014 (the “Warrant”).  The right to acquire the shares underlying the Warrant are immediately exercisable.

(2)

Assumes 7,113,334 shares of the Issuer’s Common Stock issued and outstanding as of May 1, 2014, as reported in the Issuer’s Form 10-Q/A#1 dated and filed with the U.S. Securities and Exchange Commission (“SEC”) on May 23, 2014, 1,255,295 shares of Common Stock issued to the Reporting Person under the Agreement and the 1,255,295 shares of Common Stock to be issued to the Reporting Person upon exercise of the Warrant.

Item 1.

Security and Issuer

Title of Class of Equity Securities: Common Stock, $0.0001 par value per share

Issuer:

LED Lighting Company

737 Southpoint Blvd., Suite E

Petaluma, California 94954

Item 2.

Identity and Background

(a)

Andrew M. Molasky

(b)

100 North City Parkway, Suite 1700

(c)

Business Executive

(d)

Not applicable

(e)

Not applicable

(f)

United States

Item 3

Source and Amount of Funds or Other Consideration

On July 1, 2014, the Reporting Person and Issuer entered into the Agreement for Consulting Services and a Common Stock Purchase Warrant.   A copy of the Agreement and Warrant were filed as Exhibits ____ and ____, respectively, to the Form 8-K filed with the SEC by the Issuer on July [3], 2014.  The material terms of the Agreement required to Reporting Person to perform the Services as described in Exhibit A of the Agreement in exchange for the issuance of 1,255,295 shares of Common Stock and a Common Stock Purchase Warrant to acquire 1,255,295 Shares at a price of $1.00 per share, which rights under the Warrant being immediately exercisable.

Item 4

Purpose of Transaction

The Reporting Person acquired the securities described in this Schedule 13D as consideration for the performance of services for the Issuer as described in Item 3.  The Reporting Person does not have any plan or proposal, which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to the Schedule 13D.  The Reporting Person reserves the rights to purchase additional shares, enter into other transactions to sell assets to the Issuer, dispose of all or some of the shares from time to time, or continue to hold the shares.

Item 5.

Interest in Securities of the Issuer

(a)

2,510,590; 26.09%

(b)

2,510,590; 26.09%

(c)

None

(d)

None

(e)

Not applicable

Item 6

Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Agreement for Consulting Services and Common Stock Purchase Warrant each dated July 1, 2014 between the Issuer and Reporting Person.  See Item 3 above.

Item 7

Materials to be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

July 3, 2014

/s/ Andrew M. Molasky

Andrew M. Molasky

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